UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40074

MOVELLA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

3535 Executive Terminal Drive, Suite 110, Henderson, Nevada 89052, (310) 481-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value per share
Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 240 holders of record of Common Stock, $0.00001 par value per share, and 2 holders of record of warrants.

 Pursuant to the requirements of the Securities Exchange Act of 1934, Movella Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2025                By: /s/ Stephen Smith .
                        Name: Stephen Smith
                        Title: Chief Financial Officer